			Exhibit 12(e)

Entergy Texas, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,
	2011	2012	2013	2014	2015

Fixed charges, as defined:
Total Interest charges	$93,554	$96,035	$92,156	$88,049	$86,024
Interest applicable to rentals	3,497	2,750	1,918	1,782	1,794

Total fixed charges, as defined	$97,051	$98,785	$94,074	$89,831	$87,818

Earnings as defined:
Net Income	$80,845	$41,971	$57,881	$74,804	$69,625
Add:
Income Taxes	49,492	33,118	30,108	49,644	37,250
Fixed charges as above	97,051	98,785	94,074	89,831	87,818

Total earnings, as defined	$227,388	$173,874	$182,063	$214,279	$194,693

Ratio of earnings to fixed charges, as defined	2.34	1.76	1.94	2.39	2.22